SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  April ,  2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.
                                              (Registrant)

Date  April 14, 2004                          By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO

                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

                      SECTION 85(1) OF THE SECURITIES ACT,
                 BRITISH COLUMBIA (THE "BRITISH COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
   SECTION 80(1) OF THE SECURITIES ACT, SASKATCHEWAN (THE "SASKATCHEWAN ACT")


1.       NAME AND ADDRESS OF COMPANY

         HILTON RESOURCES LTD.
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         April 14, 2004

3.       PRESS RELEASE

         The press release was released on April 14, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE  ON SECTION  7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         April 14, 2004


                                                         /s/ Nick DeMare
                                                         -----------------------
                                                         Nick DeMare, President

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                          TSX Venture: HPM OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                      APRIL 14, 2004


                     HILTON RESOURCES APPOINTS ANDREW CARTER
                           AS EXECUTIVE VICE PRESIDENT


VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to advise that the Board of Directors has appointed Mr. Andrew Carter to the position of Executive Vice President. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive.

During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, a non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. Mr. Carter was also admitted as an associate of the Australian Institute of Credit Management. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Mr. Carter currently serves as an officer and director of other public reporting companies.



ON BEHALF OF THE BOARD                           INVESTOR INFORMATION CONTACT:
                                                 Des O'Kell at 1-888-303-3361 or
/s/ Nick DeMare                                  email:   des@elandjennings.com
----------------------
Nick DeMare, President

WEBSITE: www.hiltonresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                  The TSX Venture Exchange has not reviewed and
             does not accept responsibility for the adequacy or the
                            accuracy of this release.